SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Market Announcement

In response to certain rumors circulating in the market, we inform our Shareholders and the market in general that:

There has been no change to the methodology of accounting for exchange rate variations in respect of the financing receivables denominated in foreign currencies, which are still recognized in our income statement, in accordance with the Technical Pronouncement of the Accounting Pronouncements’ Committee - CPC 02.

The exchange rate variation relating to investments held in a currency different from the one used by Eletrobrás’ parent company will be recorded, as of the year 2008, as Stockholders’ Equity, as required by Technical Pronouncement CPC 02.

In relation to the sales of energy by our subsidiary Centrais Elétricas do Norte do Brasil – Eletronorte to aluminum producers who are intensive users of electricity, the tariff used in such sales consists of a fixed and a variable component, depending on the price of aluminum on the London Metal Exchange - LME. As a result of the characteristics of the contract and the volatility of the price of aluminum in that market, it is not possible to determine, at this time, any gains or losses.

    Rio de Janeiro, March 20, 2009.

Astrogildo Fraguglia Quental
CFO and Investor Relation Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.